EFFECTIVE 8/1/03

JUL. 24.2004 09:17 Page 1

EMPLOYMENT AGREEMENT

This agreement is entered into by and between SVC **Financial Services, Inc.**, a Colorado corporation, located at 855 Embedded Way, San Jose, California 95138 (the "Company") and **THE TYBURN GROUP**, an entity, located at 469 14th Avenue, San Francisco, California 94118 ("Tyburn"). In consideration of the mutual promises made below, the parties agree as follows:

ARTICLE ONE
TERM OF EMPLOYMENT

Company hereby contracts with Tyburn to accept and Tyburn agrees to provide the Company with the management services of Christopher Haigh ("Haigh") until the third anniversary of the execution of this Agreement. This employment may also be terminated by either party upon the giving of 60 days notice of their intent to cancel. This agreement will commence upon the execution of this Agreement by both parties.

ARTICLE TWO
DUTIES AND OBLIGATIONS OF EMPLOYEE

2.1 Company hereby employs Haigh (through Tyburn) to serve Company in the positions of President and Chief Executive Officer, for which Company will compensate Tyburn for his services in accordance with the terms and rates specified in this Agreement. Haigh agrees to serve in the capacity of President and Chief Executive Officer, having the benefits, responsibilities, authorities, and duties described and specified in this Agreement.

2.1.1. Working under the control and direction of the board of directors, Haigh shall use his best efforts and devote all of his time to promote the business of the Company during the term of his contract.

ARTICLE THREE
OBLIGATIONS OF COMPANY

Company shall provide Haigh with compensation, incentives, benefits, and business expense reimbursement as specified elsewhere in this Agreement. Company shall provide Haigh with a private office, office equipment and supplies, and other facilities and services, suitable to Heigh's position and adequate for the performance of his duties. Company shall indemnify Haigh for all losses sustained by Haigh in direct consequence of the discharge of his duties on behalf of Company.

ARTICLE FOUR
COMPENSATION

4.1. As full and complete compensation for services, and only during the life of this Agreement, Company will pay Haigh $225,000 annually, of which, up to one-half (50%) may be deferred until the end of the employment year. Any deferred amounts are payable in either cash, unrestricted common stock of the Company issuable at $0.15 per share, or a combination of both. Additionally, upon execution of this Agreement, the Company shall grant to Christopher Haigh 1,000,000 options to purchase common stock of the Company at $0.05 per share. These options shall vest over a period of ~~one~~ year from the date of the execution of this Agreement.
TWO- THREE

4.2. In each situation where an advance is provided to Haigh from Company, Company will be reimbursed by deducting the advanced amount from the amount of deferred compensation due to Haigh at the end of the year.

If Haigh terminates his employment, any outstanding balances previously drawn as advances will be repaid within 30 days. After that period, any unpaid balances will draw interest at the rate of 10% per annum. Any outstanding salary owed to Haigh must be paid immediately.

4.3 Haigh will also be entitled to performance-based bonus compensation upon the completion of certain objections and the achievement of certain milestones. Such objectives and milestones, as well as the compensation for each, are laid out as Exhibit "A" to this Agreement.

ARTICLE FIVE
EMPLOYEE BENEFITS

5.1 Vacation. Haigh shall be entitled to 2 weeks of vacation time in the first year, with pay, and 3 weeks of vacation time in each subsequent year, also with pay. Haigh may be absent from his employment for vacation only at such times as Company's Chief Executive Officer shall determine from time to time. If Haigh is unable for any reason to take the total amount of vacation time authorized during any year, he may accrue that time and add it to vacation time for any following year or may instead receive a cash payment in an amount equal to the amount of annual salary attributable to that period of time.

5.2 Illness. Haigh shall be entitled to ten days per year as sick leave with full pay. Sick leave may be accumulated up to a total of 200 days.

5.3 Group Medical Insurance. Company agrees to include Haigh under Company's group medical insurance coverage.

5.4 Dental Coverage. If offered to other employees, Company agrees to provide Haigh with dental coverage during the employment term by obtaining dental insurance covering Haigh or by directly paying 80% of the dental costs incurred by Haigh.

5.5 Retirement Plan. If in existence, Company agrees to include Haigh under any Company retirement program.

5.6 Business Expenses.

5.6.1 Company shall promptly reimburse Haigh for all reasonable business expenses incurred by Haigh in promoting the business of Company, including expenditures for entertainment and travel.

5.6.2 Each such expenditure shall be reimbursable only if it is of the nature qualifying it as a proper deduction on the federal and state income tax returns of Company.

5.6.3 Each such expenditure shall be reimbursable only if Haigh furnishes to Company adequate records and other documentary evidence required by federal and state statues and regulations issued by the appropriate taxing authorities for the substantiation of that expenditure as an income tax deduction.

ARTICLE SIX
TERMINATION OF EMPLOYMENT

6.1 Termination for Cause.

6.1.1 Company reserves the right to terminate this Agreement if Haigh willfully breaches or habitually neglects the duties which he is required to perform under the terms of this Agreement, or commits acts of dishonesty, fraud, misrepresentation or other acts of moral turpitude, that would prevent the effective performance of his duties.

6.1.2 Company may at its option terminate this Agreement for reasons stated in this Article by giving written notice of termination to Haigh without prejudice to any other remedy to which Company may be entitled either at law, in equity, or under this Agreement.

6.1.3 The Notice of Termination required by this Article shall specify the grounds for the termination and shall be supported by a statement of all relevant facts. Termination under this Article shall be considered "for cause" for the purposes of this Agreement.

6.2 Termination Without Cause

6.2.1 This Agreement shall be terminated upon the death of Haigh. Company reserves the right to terminate this Agreement within two months after Haigh suffers any physical or mental disability that would prevent the performance of his duties under this Agreement. Such termination shall be effective by giving 60 days termination to Haigh.

6.2.2 Termination under this Section shall not be considered "for cause" for the

purposes of this Agreement.

ARTICLE SEVEN
NON-COMPETITION

7.1 Neither while this Agreement is in effect, nor for a period of three years immediately following its termination, shall Haigh make any attempt to employ, solicit, consult or call upon any current or former employees of Company without the express written consent of Company.

7.2 During the term of this Agreement, Haigh shall not, directly or indirectly, own mange, operate, join, control, be employed by, or participate in the ownership, management, operation, or control, of, or be connected in any manner with, any business that is competitive to the business of Company.

ARTICLE EIGHT
TRADE SECRETS

8.1 The parties agree that during the term of this Agreement and in the course of the discharge of Haigh's duties hereunder, Haigh shall have access to and become acquainted with information concerning the operation of Company, including without limitation, lists of customers, prospects, and leads; strategies, specifications; research data; and other compilations of information and records relating to Company's business, and other information that is owned by Company and regularly used in the operation of Company's business and that this information constitutes Company's trade secrets.

8.2 Haigh agrees that he will not disclose any such trade secrets, directly or indirectly, to any other person or use them in any way, either during the term of this Agreement or at any time thereafter, except as is required in the course of his employment with Company.

8.3 Haigh further agrees that all files, records, documents, equipment, and similar items relating to Company's business, whether prepared by Haigh or others, are and shall remain exclusively the property of Company and that Haigh shall turn over everything in his possession in this regard to Company upon the sending or the receipt of a Notice of Termination of this Agreement.

ARTICLE NINE
GENERAL PROVISIONS

9.1 Notices. Any notices to be given by either party to the other shall be in writing and may be transmitted either by personal delivery or by mail, registered or certified, postage pre-paid with return receipt requested. Mailed notices shall be addressed to the parties at the addresses appearing in the introductory paragraph of this Agreement, but each party may change that address by written

notice in accordance with this Section. Notices delivered personally shall be deemed communicated as of the date of actual receipt; mailed notice shall be deemed communicated as of the date of mailing.

9.2 Arbitration. Any controversy between Company and Haigh involving the construction or application of any of the terms, provisions, or conditions of this Agreement shall be on the written request of either party served on the other be submitted to arbitration. Arbitration shall comply with and be governed by the provisions of the California Arbitration Act. The cost of arbitration shall be borne by the losing party or in such proportions as the arbitrators decide.

9.3 Attorneys' Fees and Costs. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs, and necessary disbursement in addition to any other relief to which the party may be entitled. This provision shall be construed as applicable to the entire contract.

9.4 Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto and all prior conversations, arrangements and understandings are declared to be incorporated herein. Any modification, amendment, or other changes in the Agreement shall be accomplished only by written agreement, singed by both parties.

This Agreement shall be governed by and construed in accordance with the laws of the State of California.

Acknowledged, accepted and agreed to be effective this ___ day of January, 2004.

SVC FINANCIAL SERVICES INC.

By:______________________

EMPLOYEE

____

Christopher Haigh

Exhibit A

Stock Bonuses based on agreed milestones:
Completion of merger - 100,000 shares
Closing of new round of financing - 150,000 shares
Delivering of MP3 product - 150,000 shares
Delivering of Video Product - 150,000 shares
Delivering of documentation for the PDF product - 150,000 shares
Closing sales - 250,000 shares /*CLOSING WHAT SALES?*/ Any sale!
Year end bonuses based upon company performance not to exceed 150% of the annual compensation.